UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
 (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 RULE 13d-2(a)
Under the Securities Exchange Act of 1934
 (Amendment No. 19)
CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.
Executive Vice President and General Counsel
Hallmark Cards, Incorporated
Department 339
2501 McGee
Kansas City, Missouri 64108
(816) 274-5583

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Hallmark Cards, Incorporated
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
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      4.   Source of Funds (See Instructions)
           OO
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      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
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      6.   Citizenship or Place of Organization
           Missouri
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                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 1,000 shares of Class A Common Stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            1,000 shares of Class A Common Stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           1,000 shares of Class A Common Stock
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      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
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      13.  Percent of Class Represented by Amount in Row (11)
           100.0%
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      14.  Type of Reporting Person (See Instructions)
           CO
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            H.A., LLC
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
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                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 1,000 shares of Class A Common Stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                           1,000 shares of Class A Common Stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           1,000 shares of Class A Common Stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
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      13.  Percent of Class Represented by Amount in Row (11)
           100.0%
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           OO
            ---------------------------------------------------------------------

       1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            HMK Holdings, Inc.
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
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                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 1,000 shares of Class A Common Stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                           1,000 shares of Class A Common Stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           1,000 shares of Class A Common Stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           100.0%
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           CO
           ---------------------------------------------------------------------

 1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            H C Crown, LLC
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ☒
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           (b) ☐
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      3.   SEC Use Only ☐
           ---------------------------------------------------------------------

      4.   Source of Funds (See Instructions)
           OO
           ---------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) ☐
           ---------------------------------------------------------------------

      6.   Citizenship or Place of Organization
           Delaware
           ---------------------------------------------------------------------

                     7.     Sole Voting Power
                            -0-
                            ----------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting    8.     Shared Voting Power
Person With                 1,000 shares of Class A Common Stock
                            ----------------------------------------------------

                     9.     Sole Dispositive Power
                            -0-
                            ----------------------------------------------------

                     10.    Shared Dispositive Power
                            1,000 shares of Class A Common Stock
                            ----------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           1,000 shares of Class A Common Stock
           ---------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)  ☐
           ---------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)
           100.0%
           ---------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)
           OO
           ---------------------------------------------------------------------

This Schedule 13D/A Amendment No. 19 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., LLC (formerly H.A., Inc.), HMK Holdings, Inc., H C Crown, LLC (formerly H C Crown Corp.), and CM Merger Co., jointly with respect to the securities of the Issuer (the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

As a result of the Short Form Merger (as defined in Item 3 of this Schedule 13D/A), CM Merger Co. (“Merger Sub”) ceased to exist as an independent entity and, therefore, is no longer a Reporting Person in this Schedule 13D/A.

ITEM 2. IDENTITY AND BACKGROUND.
Item 2 of the Schedule 13D, as it has been amended from time to time, is hereby further amended and restated by deleting the entirety of the text thereof and replacing it with the following:
(a) - (c) and (f):  This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri corporation, H.A., LLC (“HALLC”), a Delaware limited liability company and a wholly-owned subsidiary of Hallmark Cards (formerly H.A., Inc., a Delaware corporation), HMK Holdings, Inc. (“HMK”), a Delaware corporation and wholly-owned subsidiary of HALLC, and H C Crown, LLC (“HCC” and, together with Hallmark Cards, HALLC, and HMK, the “Reporting Persons”), a Delaware limited liability company and a wholly-owned subsidiary of HMK (formerly H C Crown Corp., a Delaware corporation).  Each of the Reporting Persons has its principal executive office at 2501 McGee, Kansas City, Missouri 64108.  Hallmark Cards’ principal business is the manufacture and distribution of personal expression products.  HALLC’s principal business is holding shares of HMK Holdings, Inc. and debt securities and other investments in other entities.  HMK’s principal business is holding shares of HCC and debt securities and other investments in other entities.  HCC’s principal business is holding shares of the Issuer and debt securities and other investments in other entities.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.
(d) and (e):  During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following to the end thereof:

On May 2, 2016, Merger Sub filed a certificate of ownership and merger with the Secretary of State of the State of Delaware, consummating the planned short-form merger (the “Short Form Merger”) at which time:

-	Merger Sub was merged with and into the Issuer, with the Issuer as the Surviving Corporation;

-	The Issuer became a wholly-owned direct subsidiary of HCC and, thereby, a wholly-owned indirect subsidiary of Hallmark Cards; and

-	each issued and outstanding share of Crown Class A common stock, par value $0.01 per share (the “Common Stock”) (except for shares of Common Stock (i) held by stockholders of Crown who properly exercise their statutory appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and (ii) held by any of the Reporting Persons or Merger Sub immediately prior to the Merger), was immediately cancelled and converted into the right to receive $5.05 in cash, without interest (the “Acquired Shares”).

-	all shares of Common Stock held by the Issuer and by HCC were extinguished, and each of the 1,000 shares of capital stock of Merger Sub issued and outstanding was converted into one validly issued, full paid, and non-assessable share of Class A common stock of Crown.

The total merger consideration is estimated at $175,691,621 ($5.05 per share for the 34,790,520 shares).  Because holders of the Common Stock may exercise their statutory appraisal rights following closing, and there can be no assurance as to the ultimate outcome of such proceeding, the actual merger consideration may be more or less than the estimated amount.

No portion of the merger consideration was borrowed by any of the Reporting Persons for the purpose of acquiring Common Stock in connection with the Short Form Merger, nor do any of the Reporting Persons anticipate borrowing any funds in connection therewith.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

The information contained in Item 3 is incorporated herein by reference.

Pursuant to the Reporting Persons’ plan to take-private the Issuer, the Reporting Persons intend to delist and deregister the Common Stock, and terminate the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, on May 2, 2016, at the request of the Issuer, NASDAQ filed a Form 25 with the Securities and Exchange Commission (the “Commission”), notifying the Commission of the delisting of the Common Stock and the deregistration of such Common Stock under Section 12(b) of the Exchange Act.  The deregistration under Section 12(b) will be effective 90 days after the Form 25 was filed or such shorter period as the Commission may determine.  Ten days after the Form 25 was filed, the Issuer also intends to file a Form 15 with the Commission.  The Issuer’s obligations to file periodic reports under Section 13(a) of the Exchange Act will be suspended immediately as of the filing of the Form 15, and all of the Issuer’s public company reporting obligations will terminate 90 days after the Form 15 is filed, upon deregistration under Sections 12(g) and 15(d) of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b): Immediately following the Short Form Merger, (i) HCC directly owns 1,000 shares of Common Stock, which comprises all of the outstanding shares of Common Stock of the Issuer.  Hallmark Cards directly owns no shares of Common Stock, but shares dispositive and voting power over the shares of Common Stock owned by HCC, which constitutes 1,000 shares of the Common Stock and all of the outstanding shares of the Issuer’s Common Stock.  The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards and HMK, and each executive officer of HALLC and HCC is set forth in Schedule II hereto and is incorporated herein by reference.

(c): See Items 3 and 4 above.

Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days, except for (1) the transactions described in Amendment No. 18 to this Schedule 13D, and (2) the conversion of shares of Common Stock into cash upon consummation of the Short Form Merger.
(d): None
(e): Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2016	HALLMARK CARDS, INCORPORATED

	By:	/s/ James Shay
Name: James Shay
Title: Executive Vice President-Chief Financial Officer

H.A., LLC

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: Vice President

HMK HOLDINGS, INC.

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: Vice President

H C CROWN, LLC

	By:	/s/ Deanne R. Stedem
Name: Deanne R. Stedem
Title: Vice President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated; H.A., LLC; HMK Holdings, Inc.; and H C Crown, LLC are set forth below.  The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 2501 McGee, Kansas City, Missouri 64108.  All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

Name	Title and Occupation
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of the J.M. Smucker Company
Claire Hughes Johnson	Director; Chief of Business Operations, Stripe; Former Vice President, Google Offers, Google, Inc.
Donald J. Hall, Jr.	Director; Chairman and Chief Executive Officer
David E. Hall	Director; President
Donald J. Hall	Chairman Emeritus
Keith Kotel	President – Hallmark Home and Gifts; Former President of Kid Brands, Inc. (LaJobi Division)
Michael Perry	President – Hallmark Greetings; Former President and Chief Executive Officer of Crayola LLC
John Watson	President – Hallmark Retail; Former Chairman and Chief Executive Officer of Edwin Watts Golf
James Shay	Executive Vice President – Chief Financial Officer; Former Senior Vice President and Chief Financial Officer of Great Plains Energy and KCP&L
Brian E. Gardner	Executive Vice President – General Counsel
Stacey Paine	Executive Vice President – Real Estate
Sabrina Wiewel	Senior Vice President – Customer Development
William Guibor	Senior Vice President – Chief Operating Officer-Hallmark Retail
Steve Hawn	Senior Vice President – Corporate Strategy and Development
Molly Biwer	Senior Vice President – Public Affairs and Communications; Former Vice President, Communications and Public Relations of Carlson
Ellen Junger	Senior Vice President – Brand Development
Robert C. Bloss	Senior Vice President – Human Resources
Evon Jones	Senior Vice President – Technology and Business Enablement
Beth Ward	Senior Vice President – Supply Chain; Former Managing Director of Asia Pacific Procurement
Daniel S. Krouse	Vice President – Logistics and Indirect Procurement
H.A., LLC

Name	Title and Occupation
Susan Glass	President
Steve Collins	Vice President
Nancy Hecker	Vice President, Treasurer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
HMK HOLDINGS, INC.

Name	Title and Occupation
Susan Glass	Director and President
Steve Collins	Director and Vice President
Nancy Hecker	Director and Treasurer
Dwight C. Arn	Director and Vice President
Deanne R. Stedem	Director and Vice President
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President

H C CROWN, LLC

Name	Title and Occupation
Susan Glass	President
Steve Collins	Vice President
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Deanne R. Stedem	Vice President

SCHEDULE II
To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns.  To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock.  To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Class A
Name	Common Stock

David E. Hall (1)	1,000
Donald J. Hall, Jr. (1)	1,000

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated.  Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.